Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING

VIA EDGAR

March 18, 2014

Re: Allianz Life Variable Account B and Allianz Life Insurance Company of North America
Post-Effective Amendment No. 18 to the Form N-4 Registration Statement Nos. 333-171427 and 811-05618
Post-Effective Amendment No. 40 to the Form N-4 Registration Statement Nos. 333-139701 and 811-05618

We received oral comments from you on March 4, 2014 with respect to Registrant’s above-referenced Post-Effective Amendments to the Registration Statements on Form N-4. This letter responds to those comments.

Attached to this letter are pages from the prospectus redlined against the prospectus we sent you on January 17, 2014, that have been revised to respond to your comments on this filing. The responses to comments apply to both filings. We have also incorporated revisions based on oral comments received on March 4, 2014 for Allianz Life Variable Account B and Allianz Life Insurance Company of North America Form N-4 Registration Statement Nos. 333-169265 and 811-05618, where applicable.

For the convenience of the staff in reviewing this response to comments, we are sending via email to the Insured Investment Office, a copy of this letter and a redline copy of the changed pages for the Vision prospectus from the most recent Registration Statement Nos. 333-171427, 333-139701 and 811-05618. The email also includes a clean copy of the prospectus pages where changes were made to information that appears in tables, such as information on versions of the contract and optional benefits, the fee tables, and the expenses section of the prospectus.

All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on January 17th.

General

Comments:

a)	Please clarify in the body of the prospectus what information is specific to each Registration Statement.

b)	Please clarify in the appendices what information is specific to each Registration Statement.

c)	Pursuant to instruction from the SEC Division of Corporation Finance, please include the following text on the facing page of each Form N-4 Registration Statement listed above.

Pursuant to Commission Rule 429 of the Securities Act of 1933, the combined prospectus contained in this Registration Statement also relates to securities registered on Form N-4 Registration Statement Nos. [XX} filed on [date]. All applicable filing fees have been paid.

d)	Please indicate how you determined which benefits to include in the body of the prospectus and which to put into appendices.

Responses:

a)	Additional disclosure has been added to the prospectus.

b)	Additional disclosure has been added to the prospectus.

c)	Revised as requested.

d)	The body of the prospectus includes the benefits that were available for selection as of April 26, 2013, the last offering date of the Contract.

1.	Cover Page

Comment:

Please clearly state which two prospectuses are combined in this document.

Response:

Additional disclosure has been added to the prospectus.

2.	Glossary (pages 6-9)

Comment:

Please remove from the definitions in the Glossary information regarding the current availability of a benefit.

Response:

Revised as requested.

3.	Fee Tables (pages 10-11)

Comments:

a)	The Fee Tables must include the fee for each benefit; you cannot place information about the fee for a benefit that is no longer available only in an appendix.

b)	The Fee Tables must state when each benefit was available.

Responses:

a)	Revised as requested.

b)	Additional disclosure has been added to the prospectus.

4.	Section 1, The Variable Annuity Contract (pages 13-14)

Comment:

Please do not remove information regarding the Quarterly Value Death Benefit or the Bonus Option. All optional benefits should be listed here and you should clearly state if they are currently available, or when they were offered.

Response:

Revised as requested.

5.	Section 2, Owners, Annuitants and Other Specified Persons – Death of a Sole Owner Table (page 15)

Comment:

Please either restore the text you deleted from the first bullet point in the left hand column or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This is a non-material change to remove duplicative disclosure that already appears on page 14 (when the Accumulation Phase ends).

6.	Section 11, Selection of Optional Benefits (page 48)

Comment:

For the benefits that are no longer offered, please state when they were available.

Response:

Additional disclosure has been added to the prospectus.

7.	Section 11.b, Income Focus – Calculating Your Income Focus Payments (page 65)

Comment:

Please either explain why you changed the numbers in the hypothetical example or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This is a non-material change to align the hypothetical example with the initial Income Value Percentages that appear on page 62.

8.	Appendix D, Lifetime Benefits – Covered Persons Note regarding New Jersey civil union partners (page 96)

Comment:

Please clarify how the change in the Defense of Marriage Act applies to previously issued Contracts.

Response:

New Jersey state law has not changed in regard to civil union partners. Civil union relationships are not currently recognized by the state of New Jersey as a legal marriage. Therefore, the change in the Defense of Marriage Act does not impact previously issued Contracts.

9.	Appendix E, Target Date Benefits – several important points (page 108)

Comment:

Please repeat the bold sentence on the top of page 109 regarding the day when the Target Value Date is available in the list of several important points at the top of page 108.

Response:

Additional disclosure has been added to the prospectus.

10.	Appendix E, Target Date Benefits –Target Value (page 109)

Comment:

Please state whether the Note on the bottom of page 109 is new disclosure.

Response:

This is not new disclosure.

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The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that it does not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:      /s/  Stewart D. Gregg
Stewart D. Gregg